FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the Month of November, 2004

                         Commission File Number 333-8880

            MEXICAN SATELLITES, a Mexican Company of Variable Capital
                 (Translation of registrant's name into English)

                        SATELITES MEXICANOS, S.A. DE C.V.
                         Boulevard Manuel Avila Camacho
                           No. 40 Lomas de Chapultepec
                               11000, Mexico, D.F.
                                     Mexico
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________
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In connection with the shareholders meeting of Satelites Mexicanos, S.A. de C.V.
("Satmex") held on September 20, 2004, the Mexican government appointed
Francisco Ramirez Vazquez as a director of Satmex pursuant to its right as a shareholder of Satmex. Mr. Ramirez is the Deputy Director General of the Support Unit of Structural Change within the Mexican Ministry of Telecommunications. The shareholders of Satmex also acknowledged the resignation of Carlos Autrey Maza as a Principia, S.A. de C.V. ("Principia") director of Satmex and the appointment of new Principia director Angel Gutierrez Gonzalez who is the Chief Financial Officer of Grupo Debir, an affiliate of Principia. In addition to Mr. Ramirez and Mr. Gutierrez, the Board of Directors of Satmex consists of Principia directors Sergio Autrey Maza and Lauro Gonzalez Moreno and Loral Space & Communications Ltd. ("Loral") directors Bernard L. Schwartz and Eric J.
Zahler. The Principia alternate directors are Joaquin Munoz Izquierdo and Zita Autrey Maza and the Loral alternate director is Avi Katz. Carlos Valencia is the Secretary of the Board and Manuel Gutierrez Garcia is the Statutory Auditor of the Board.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          SATELITES MEXICANOS, S.A. DE C.V.
                                                     (Registrant)

Date: November 24, 2004                        By: /S/ Cynthia Pelini
                                                  -----------------------
                                                     Cynthia Pelini
                                                  Chief Financial Officer